Exhibit 99.1


                              FOR IMMEDIATE RELEASE



Investors:                                                Media:
Emer Reynolds                                             Anita Kawatra
Ph:  353-1-709-4000                                       Ph:  212-407-5740
     800-252-3526                                              800-252-3526



        JAPANESE PATENT OFFICE ISSUES PATENT CERTIFICATE TO ELAN FOR ITS
                           NANOCRYSTAL(R) TECHNOLOGY

DUBLIN, Ireland - February 3, 2005 - Elan Corporation, plc today announced that Japan's Patent Office has issued a patent certificate for Elan's proprietary NanoCrystal(R) Technology. Japanese Patent Number 36020546, which expires January 24, 2012, protects intellectual property related to Elan's NanoCrystal technology.

"This is a significant milestone in the development of new applications of our NanoCrystal technology and may facilitate the expansion of our activities in Japan, one of the world's most significant pharmaceutical markets. The patent may allow us to work more closely with Japanese companies to help them develop and commercialise compounds that exhibit poor water-solubility," said Paul Breen, Executive Vice President, Global Services & Operations, Elan.

Three pharmaceutical products have been commercialised in the U.S. incorporating NanoCrystal Technology to date, with several additional product launches anticipated over the next two years.

About Elan's NanoCrystal Technology

NanoCrystal technology may enhance the clinical performance of poorly water-soluble drugs by transforming them into nanometer-sized particles. An increasing number of the drug candidates synthesized each year by pharmaceutical companies are poorly water-soluble. Many of these potentially innovative drug candidates are often abandoned because of poor pharmacokinetic properties including absorption, distribution, metabolism, and excretion. NanoCrystal technology has the potential to rescue a significant percentage of these chemical compounds. The drug in nano-form can be incorporated into common dosage forms, including tablets, capsules, inhalation devices, sterile forms for injection, with the potential for substantial improvements to clinical performance. Elan's NanoCrystal Technology is protected by more than 130 U.S. and foreign patents and patent applications. More information about Elan's NanoCrystal technology is available at www.elan.com/drugdelivery.

About Elan

Elan is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing, selling and marketing advanced therapies in neurodegenerative diseases, autoimmune diseases and severe pain. Elan's (NYSE:ELN) shares trade on the New York, London and Dublin Stock Exchanges.

NanoCrystal(R) Technology is a registered trademark owned by Elan Pharma International Limited Corporation, Ireland.

                                      # # #